FORM 4
                                for
                          LLOYD R. ABRAMS
                      securities ownership in
                    BENTLEY INTERNATIONAL, INC.
                         January  11, 1999


Address: Lloyd R. Abrams, President and Chief Executive Officer, Bentley International, Inc., 9719 Conway Road,
St. Louis, MO 63124

Date of Acquisition: On December 1, 1998, Lloyd R. Abrams acquired the following securities of Bentley International, Inc.:

Common Stock Acquired: 40,000 shares (the "Bentley Common Shares") of Common Stock of Bentley International, Inc., $.18 par value ("Bentley Common Stock")

Total Bentley Common Stock Beneficially Owned as of the Date Hereof: 1,321,000 shares

Warrant Acquired: Warrant for the purchase of up to 300,000 shares of Bentley Common Stock at $10.00 per share (the "Warrant") at any time on or after July 30, 1998 through the earlier to occur of (A) July 30, 2008 or (B) sixty (60) days after the last reported sale price per share of Bentley Common Stock, as reported on the OTC Bulletin Board or any stock exchange upon which the Bentley Common Stock is subsequently listed, exceeds $15.00 per share

Total Shares of Bentley Common Stock for Which Warrants Are Held as of the Date
Hereof:  300,000

Purchase Price,  Consideration and Value of  Consideration:  The Warrant and the
Bentley Common Shares were acquired as part of the consideration paid in connection with a Repurchase Agreement and Mutual General Release among Lloyd R. Abrams, Bentley International, Inc., Windsor Art, Inc., Interiors, Inc. and Max Munn dated December 1, 1998 (the "Mutual Release"), which is attached as Exhibit 2 to the Form 8-K of Bentley International, Inc. dated December 1, 1998. Pursuant to the Mutual Release, Lloyd R. Abrams released Interiors, Inc. and Windsor Art, Inc. from their obligations under a consulting agreement dated July 30, 1998 (the "Consulting Agreement"), which is attached as Exhibit 10.5 to the Form 10-QSB of Bentley International, Inc. for June 30, 1998. In November, 1998, prior to the Mutual Release, an appraiser valued the present value of the rights of Mr. Abrams under the Consulting Agreement as $450,322. Under the Mutual Release, Mr. Abrams received $138,444.32 in addition to the Bentley Common Shares and the Warrant for his release of Interiors, Inc. and Windsor Art, Inc. The value of Bentley Common Stock is approximately $1.00 per share on the market for registered shares. The Bentley Common Shares, the Warrant and the shares for which the Warrant is exercisable are subject to restrictions on transfer. The appraiser found that the current value of the Warrant is not ascertainable.


                                          /s/Lloyd R. Abrams
                                          Lloyd R. Abrams






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